UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K

_____________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 000-24612

ADTRAN, Inc. 401(k) RETIREMENT PLAN

(Full title of the plan)

ADTRAN, Inc.

(Name of issuer of the securities held pursuant to the plan)

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2018 and 2017

and for the Year Ended December 31, 2018

Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2018	9

Signature	11

Exhibit Index	12

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of ADTRAN, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Adtran, Inc.  401(k) Retirement Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

Atlanta, Georgia

June 27, 2019

We have served as the Plan’s auditor since 2018.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	December 31,	December 31,
	2018	2017
Assets
Investments, at fair value	$259,146,128	$286,077,101

Receivables:
Employer contributions receivable	370,449	640,966
Employee contributions receivable	392,743	441,438
Notes receivable from participants	4,357,713	4,480,792
Total receivables	5,120,905	5,563,196

Net Assets Available for Benefits	$264,267,033	$291,640,297

See accompanying notes to financial statements.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to net assets attributed to:
Interest income on notes receivable from participants	$183,465

Contributions:
Employee	10,461,015
Employer	4,388,226
Rollovers from other qualified plans	720,606
Total contributions	15,569,847

Total net additions	$15,753,312

Deductions from net assets attributed to:
Investment (income) loss:
Interest and dividend income	$(17,099,115)
Net change in the fair value of investments	34,307,437
Other income	(267,043)
Total investment loss	16,941,279

Distributions to participants	26,063,954
Administrative expenses	121,343
Total deductions	43,126,576

Net decrease in net assets available for benefits	(27,373,264)
Net assets available for benefits, beginning of year	291,640,297
Net assets available for benefits, end of year	$264,267,033

See accompanying notes to financial statements.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2018 and 2017

Note 1 – Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (Company) (Employer) formed the Plan effective January 1, 1990 to provide certain retirement benefits for our employees. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the provisions of Internal Revenue Code (IRC) Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as employer safe harbor matching contributions. The plan assets are held by Fidelity Management Trust Company (Fidelity), which executes investment transactions, receives the plan contributions, credits participants' individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan.

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor matching portion of the Plan following the completion of twelve months of service, except seasonal employees, co-op employees, leased employees, interns and nonresident aliens with no U.S. source income.

Contributions

The Plan allows for pre-tax or Roth contributions up to 60% of a participant’s eligible compensation, as defined in the Plan document and subject to annual limitations established by the Internal Revenue Service (IRS). The Plan also allows eligible participants who are age 50 or over to make additional deferrals. Participants may change their contribution deferral election under the Plan each pay period.

Under the terms of the Plan, the Company is required to make safe harbor matching contributions of 100% of an eligible participant’s first 3% of contributions and 50% of his or her next 2% of contributions (subject to certain limits). Active participants must complete twelve months of service to be eligible for the Company’s safe harbor matching contributions.

Participant Accounts and Investment Options

Each participant’s account is credited with the employee’s contribution and the Company’s matching contribution for that employee when applicable, plus an allocation of Plan earnings. Allocations of Plan earnings are based on account balances and underlying investments within each participant’s account, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers 38 investment options, including a Company stock fund. Total investment balances in the Plan for participants are limited to 20% of the Company stock fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan also includes Fidelity BrokerageLink as an investment option. BrokerageLink is a self-directed, brokerage account that allows participants to invest in a broad range of securities, including stocks, bonds, mutual funds, exchange-traded funds, certificates of deposit and other investment choices.

Vesting

Employees are always 100% vested in their total account balance under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon the earlier of several dates: normal retirement, early retirement, disability, pre-retirement death or upon termination other than described above. Benefits are distributed by means of a lump sum payment. In-kind distributions of the Company’s common stock are permitted. Corrective distributions are made for excess deferrals and contributions.

Other

The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met, as outlined below.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The Plan’s loan provisions limit outstanding loans to two loans at a time. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2018 and 2017 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Loans outstanding as of December 31, 2018 and 2017, had various maturities through 2028 and interest rates ranged from 4.25% to 9.25%.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of Plan assets, paid by the Company, or offset by revenue credits, which result from revenue sharing from the Plan’s investments as negotiated with Fidelity. During the Plan year ended December 31, 2018, substantially all of the administrative expenses were offset by revenue credits except for participant initiated expenses as noted within the statement of changes in net assets available for benefits. The Company paid no administrative expenses on behalf of the Plan for the year ended December 31, 2018.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.

Note 2 – Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The money market funds, mutual funds and common stock investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in commingled trust funds are valued at the net asset value (NAV) of the units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the commingled trust fund less its liabilities.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the appreciation in the fair value of its investments, which consists of realized and unrealized gains and losses of those investments.

Valuation of Notes Receivable from Participants

Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions

Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants' payroll.

Benefit Payments

Benefit payments are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued and determined that no disclosure is necessary.

Note 3 – Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2018, the Plan purchased 26,761 units of the ADTRAN, Inc. Common Stock Fund for $372,639 and disposed of 52,019 units for $759,227. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $75,539 in dividend payments related to the common stock of the Company and purchased and an additional 5,526 shares related to these dividend payments for the year ended December 31, 2018. These transactions qualify as party-in-interest transactions.

Fidelity Investments provides certain administrative services to the Plan pursuant to the Fidelity Investments Retirement Plan Service Agreement (Agreement) between the Company and Fidelity Investments. The Company receives revenue credits from Fidelity Investments, which result from revenue-sharing agreements from the Plan’s investments. This revenue is used to offset administrative expenses incurred by the Plan.

Note 4 – Income Tax Status

The Plan obtained its latest opinion letter on March 31, 2014 from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. The Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$264,267,033	$291,640,297
Contributions receivable	(763,192)	(1,082,404)
Net assets available for benefits per Form 5500	$263,503,841	$290,557,893

The following is a reconciliation of the statement of changes in net assets per the financial statements at December 31, 2018 to Form 5500:

2018
Net decrease per financial statements	$(27,373,264)
Net change in receivables	319,212
Net loss per Form 5500	$(27,054,052)

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.

Note 6 – Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in various types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 7 – Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value: Level 1 - Values based on unadjusted quoted prices for identical assets or liabilities in an active market; Level 2 - Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly; Level 3 - Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	Fair Value Measurements at December 31, 2018 Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$234,378,352	$234,378,352	$—	$—
Money market funds	11,447,870	11,447,870	—	—
ADTRAN common stock fund	2,341,271	2,341,271	—	—
BrokerageLink	2,779,576	2,779,576	—	—
Total investments at fair value	250,947,069	250,947,069	—	—
Investments measured at net asset value (a)	8,199,059
Total investments at fair value	$259,146,128	$250,947,069	$—	$—

	Fair Value Measurements at December 31, 2017 Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$260,190,039	$260,190,039	$—	$—
Money market funds	9,910,865	9,910,865	—	—
ADTRAN common stock fund	4,453,948	4,453,948	—	—
BrokerageLink	3,067,895	3,067,895	—	—
Total investments at fair value	277,622,747	277,622,747	—	—
Investments measured at net asset value (a)	8,454,354
Total investments at fair value	$286,077,101	$277,622,747	$—	$—

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

There have been no changes in the valuation methodologies used at December 31, 2018 and 2017, to value the Plan’s assets at fair value, a summary of which is as follows:

Investments held in BrokerageLink are valued at the quoted NAV of shares held by the Plan, which represents fair value.

The commingled trust fund is valued at the NAV of the units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the commingled trust fund less its liabilities. Plan level liquidations require notice to Fidelity and could result in the Plan’s investment being placed into an investment only account for up to 12 months. There are no unfunded commitments related to the commingled trust fund.

The ADTRAN common stock fund reflects the combined fair value of ADTRAN common stock and the short-term cash position. The fair value of ADTRAN stock is based on the closing price as quoted on the NASDAQ Global Select Market.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Money Market Funds:
*	Fidelity Investments	Government Money Market Fund - Premium Class		$11,447,870

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio		8,199,059

	Common Stock Fund:
*	ADTRAN, Inc.	Common stock (208,234 shares and $104,838 cash)		2,341,271

	Other Investments:
*	Fidelity Investments BrokerageLink	Various investments		2,779,576

	Mutual Funds:
	American Beacon Advisors, Inc.	American Beacon Large Cap Value Fund Institutional Class		3,036,424
	BlackRock	BlackRock Inflation Protected Bond Fund		1,036,919
	DFA	U.S. Small Cap Value Portfolio Institutional Class		769,694
*	Fidelity Investments	Balanced Fund - Class K		17,264,628
*	Fidelity Investments	Contrafund - Class K		26,391,773
*	Fidelity Investments	Diversified International Fund - Class K		7,166,681
*	Fidelity Investments	Extended Market Index Fund		1,647,765
*	Fidelity Investments	Freedom 2005 Fund K		794,492
*	Fidelity Investments	Freedom 2010 Fund K		2,403,260
*	Fidelity Investments	Freedom 2015 Fund K		1,107,330
*	Fidelity Investments	Freedom 2020 Fund K		15,004,449
*	Fidelity Investments	Freedom 2025 Fund K		11,683,261
*	Fidelity Investments	Freedom 2030 Fund K		10,382,206
*	Fidelity Investments	Freedom 2035 Fund K		10,428,308
*	Fidelity Investments	Freedom 2040 Fund K		6,650,470
*	Fidelity Investments	Freedom 2045 Fund K		3,693,529
*	Fidelity Investments	Freedom 2050 Fund K		2,902,546
*	Fidelity Investments	Freedom 2055 Fund K		1,483,796
*	Fidelity Investments	Freedom 2060 Fund K		307,059
*	Fidelity Investments	Freedom Income Fund K		3,104,517
*	Fidelity Investments	Government Income Fund		4,153,139
*	Fidelity Investments	Growth Company Fund - Class K		27,406,124
*	Fidelity Investments	International Index Fund		1,057,973
*	Fidelity Investments	Low-Priced Stock Fund - Class K		12,171,473
*	Fidelity Investments	Fidelity 500 Index Fund		19,108,084
*	Fidelity Investments	Fidelity U.S. Bond Index Fund		5,248,294
	MassMutual	MassMutual Select Mid Cap Growth Fund Class R5		2,214,892
	Hartford	Hartford International Opportunities HLS Fund Class IA		1,966,395
	Invesco	Invesco Diversified Dividend Fund R5 Class		10,756,007
	JP Morgan	JP Morgan Small Cap Core Fund Class R5		1,612,413
	Prudential Investments	Prudential Total Return Bond Fund Class Z		5,033,651
	Janus Henderson	Janus Henderson Venture Fund Class I		12,784,740

		ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Prudential Investments	Prudential Jennison Mid-Cap Growth Fund, Inc Class Q		256,342
	Wells Fargo	Advantage Special Mid Cap Value Fund Institutional Class		3,349,718
	Total Investments (held at end of year)			259,146,128

	Notes Receivable:
*	Participants	Loans with various maturities through 2028 and interest rates ranging from 4.25% to 9.25%		4,357,713
	Total Assets (held at end of year)			$263,503,841

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc. 401(k) RETIREMENT PLAN

Date: June 27, 2019	/s/ Michael Foliano
Michael Foliano
Senior Vice President of Finance and
Chief Financial Officer
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Warren Averett, LLC